22003410

SEC Mail Processing Section
FEB 25 2022
Washington DC
413

...ISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-52614 |

# ANNUAL REPORTS FORM X-17A-5 PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FIS Brokerage & Securities Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2100 Enterprise Avenue
(No. and Street)

| Geneva | IL | 60134 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Steven Hecker | 630-482-7176 | Steven.M.Hecker@fisglobal.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

| 200 E Randolph Street | Chicago | IL | 60601 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | #185 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

**OATH OR AFFIRMATION**

I, Brian P. Madigan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FIS Brokerage & Securities Services LLC, as of 2/24, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
COLLEEN M BENJAMIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 04/17/23

Signature:

Title:
President and CEO

Colleen M. Benjamin
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

## FIS Brokerage & Securities Services LLC
## Index
## December 31, 2021

**Page(s)**

**Financial Statements**

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

**Report of Independent Registered Public Accounting Firm**

To the Member and the Board of Managers
FIS Brokerage & Securities Services LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of FIS Brokerage & Securities Services LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement).In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 24, 2022

## FIS Brokerage & Securities Services LLC
### Statement of Financial Condition
### December 31, 2021

| | |
|---|---|
| **Assets** | |
| Cash | $ 29,877,128 |
| Receivable from brokers and dealers | 42,770,359 |
| Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $15,423,047 | 8,410,692 |
| Receivable from affiliates | 50,768 |
| Accounts receivable, net of allowance of $25,593 | 23,504,025 |
| Deferred tax asset, net | 1,539,797 |
| Prepaid expenses and other assets | 1,992,021 |
| Total assets | $ 108,144,790 |
| **Liabilities and Member's Equity** | |
| Payable to brokers and dealers | $ 1,999,951 |
| Payable to Parent and affiliates | 2,407,275 |
| Accrued compensation and benefits | 3,176,297 |
| Accounts payable, accrued expenses and other liabilities | 8,795,299 |
| Total liabilities | $ 16,378,822 |
| Member's equity | 91,765,968 |
| Total liabilities and Member's equity | $ 108,144,790 |

The accompanying notes are an integral part of this financial statement.

### 1. Organization and Nature of Business

FIS Brokerage & Securities Services LLC (the "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company engages in the business of providing execution services for other broker-dealers and institutional customers using a proprietary algorithmic execution system. The Company has entered into clearing agreements with multiple broker-dealers to process and clear all of the Company's securities transactions on a fully disclosed basis. The Company also provides technology solutions to institutional entities seeking electronic means to communicate trade information messaging. The Company's sole member, FIS Capital Markets US LLC ("Member"), is an indirect, wholly owned subsidiary of Fidelity National Information Services, Inc. ("FIS") ("Parent"). FIS Capital Markets US LLC receives the full allocation of net profits and losses of the Company.

### 2. Summary of Significant Accounting Policies

*a) Basis of Presentation*

The accompanying financial statement of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

*b) Use of estimates*

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*c) Cash*

The Company maintains cash at a federally insured banking institutions. Cash on deposit with federal institutions may, at times, exceed federal insurance limits.

*d) Accounts Receivable & Reserve*

Accounts receivable consists primarily of fee income, commissions, transaction fees, software license revenues and other revenues that the Company has an unconditional right to consideration for satisfied performance obligations. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly.

*e) Translation of Foreign Currencies*

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange determined by the year-end spot rate. Gains or losses resulting from foreign currency transactions are included in the other expenses on the statement of income.

*f) Furniture, equipment, software and leasehold improvements*

Furniture and fixtures are depreciated using the straight-line method over their estimated useful life of seven years.

Equipment is depreciated using the straight-line method over their estimated useful life of three to five years.

Purchased software assets are amortized using the straight-line method over their estimated useful life of five years.

Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the term of the lease.

As of December 31, 2021, remaining unamortized fixed assets consist primarily of computer equipment and software with original estimated useful lives of three to five years (see note 12).

*g) Income taxes*

Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic ("ASC") 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated federal return and certain unitary state tax returns of the Parent. The Company computes its federal tax provision on a separate-company basis together with a portion of its state tax provision for certain states in which it files separately. In addition, the Company records expense allocations from the Parent for its share of state income tax expense attributable to its inclusion in the Parent's unitary state tax returns and the tax benefit on the difference between book compensation computed under FASB ASC Topic 718, *Compensation - Stock Compensation*, and compensation deductible in accordance with the tax law. These amounts and the separately computed federal tax provision described above are settled periodically with the Parent.

The Company elected to be classified as a corporation for federal income tax purposes pursuant to Treasury Regulation §301.7701-3. As such, the Company is included in the consolidated federal and certain unitary state income tax returns of the Parent as a corporation, even though its legal form is a limited liability company.

ASC 740 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. As of December 31, 2021, the Company did not have any unrecognized tax benefits or

accrued interest. The Company recognizes interest and penalties in the provision for income taxes in the statement of income.

Under the tax sharing agreement between the Company and the Parent, liabilities for unrecognized tax benefits in jurisdictions where consolidated federal income tax or unitary state income tax returns are filed by the Parent are retained at the Parent company level.

Tax years after 2018 remain open for examination by the Internal Revenue Service. Tax years after 2016 remain open for examination by various state and local jurisdictions.

*h) Fair value measurements*

Money market mutual funds are carried at fair value based on the reported net asset value per share of the respective fund, which are Level 1 inputs pursuant to FASB ASC Topic 820, *Fair Value Measurement* ("ASC 820"). At December 31, 2021, the Company had an investment in a money market fund of $29,087,876 included in receivable from brokers and dealers on the statement of financial condition.

The Company had no Level 2 or Level 3 financial instruments at December 31, 2021. There were no transfers between Level 2 and 3 during the year ended December 31, 2021.

## 3. Cash

At December 31, 2021, cash consists of cash in bank of $29,877,1278.

## 4. Receivables From and Payables to Broker-Dealers

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2021, consist of the following:

| | 2021 |
|---|---|
| Commission Receivable | $ 42,641,245 |
| Other | $ 129,114 |
| | $ 42,770,359 |
| Payable to clearing broker | $ 1,168,099 |
| Other | $ 831,852 |
| | $ 1,999,951 |

## 5. Income Taxes

As of December 31, 2021, the Company had a federal and state deferred tax asset of $1,539,797. The significant component of the net deferred tax asset relates primarily to identifiable intangible assets and goodwill. The Company believes that based on historical pattern of taxable income, projections of future income, tax planning strategies and other relevant evidence, the Company will produce sufficient income in the future to realize its deferred tax assets. A valuation allowance is established for any portion of a deferred income tax asset for which the Company believes it is more

likely than not the Company will not be able to realize the benefits of all of a portion of that deferred tax asset. Adjustments to the valuation allowance will be made if there is a change in the assessment of the amount of deferred income tax asset that is realizable. The Company has concluded that it is more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required as of December 31, 2021.

As of December 31, 2021, the Company had an income tax payable to the Parent and state and local tax authorities of $804,671 included in Payable to Parent and affiliates on the statement of financial condition.

## 6. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness and requires the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $55,160,927, which exceeded its minimum requirement of $973,053 by $54,187,874. The Company's ratio of aggregate indebtedness to net capital was 0.26 to 1.

The Company claims exemption from SEC rule 15c3-3 under provision (k)(2)(ii) and the Company's other businesses contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. subsection 240.17a-5 are limited to receiving transaction-based compensation for providing technology or platform services.

## 7. Leases

Effective January 1, 2019, the Company adopted ASC 842 Leases under the effective date method of transition, which resulted in the recognition of a right of use assets and lease liability with no cumulative effect adjustment to the opening balance of Member's Equity as of the date of adoption. The right of use asset balance at December 31, 2021 is $547,625 and the lease liability balance is $537,829 and are included in prepaid expenses and other assets and accounts payable, accrued expenses and other liabilities respectively on the statement of financial condition. The Company signed amendment five to the original office lease rental dated August 23, 2007 in which it entered into a 60-month extension commencing on January 1, 2018. The original lease and the subsequent amendments do not include terms for the option to extend or terminate the lease during the current lease term. Further, the lease agreement does not contain any variable lease payments, residual value guarantees, restrictions, or covenants.

The incremental borrowing rate ("IBR") for this lease was determined by comparing what the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The Company has calculated its IBR at 3.51% over the remaining life of the lease. The remaining cash commitment is discussed in note 8.

## 8. Commitments

The Company leases office space under lease agreements expiring in 2022. The lease contains a provision for rent escalation. The following table presents the maturity analysis of the Company's operating lease liability as of December 31, 2021.

| | |
|---|---|
| 2022 | $ 597,070 |
| | $ 597,070 |

In addition, the Company reimburses affiliates for use of rental space as discussed below in note 11.

## 9. Contingencies

The Company in its normal course of business may enter into contracts that may require the disclosure of representations and warranties and may provide general indemnification to others. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes the risk of loss related to these arrangements is remote.

## 10. Financial Instruments with Off-Balance Sheet Risk and Market Risk

The Company clears all of its customers' securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from its customers' failure to fulfill their contractual obligations.

The Company has agreed to indemnify its clearing brokers for certain losses that the clearing brokers may sustain from the customer accounts introduced by the Company. Customer transactions generally settle two business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. The Company is unable to determine the maximum exposure related to this indemnification.

In addition, the Company has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations.

The Company maintains deposits at a bank in excess of federally insured limits.

The ongoing COVID-19 pandemic has significantly impacted global commercial and financial activities. Its eventual impact on the global economy and markets cannot yet be determined. The significance of the pandemic, including its effect on financial and operational results, is to be dictated by, among other things, its severity, duration, and the effectiveness of the response. While the Company continues to monitor the impact of the pandemic closely, thus far, the impact has not been negative to the Company in terms of financial and operational results.

## 11. Related Party Transactions

At December 31, 2021, the amount payable to Parent and affiliates represent such amounts payable by the Company. The payables represent employee expenses, professional services, transaction

processing, data storage communication costs, and tax paid on behalf of the Company. Receivable from affiliates represents an allocation of services paid on behalf of the Company's affiliates.

The Company also reimburses the Parent and affiliates of the Parent for medical and dental insurance premiums, professional services and other expenses paid on its behalf.

The Company reimburses affiliates for rent paid on its behalf for certain of its New York City, Lombard, IL, Woodbury, MN, Salem, NH and Collegeville, PA offices.

The Company pays various affiliates for services for securities transaction processing, data storage and communications.

The Company also provides technology and professional services to an affiliated broker/dealer for Network access to communicate money market trade information to money market fund companies.

Refer to note 2 and note 5 for further information regarding transactions with related parties.

## 12. Furniture, equipment, software and leasehold improvements

At December 31, 2021 furniture, equipment, software and leasehold improvements included the following:

| | |
|---|---|
| Software | $ 18,455,564 |
| Equipment | 5,229,531 |
| Leasehold improvements | 91,431 |
| Furniture and fixtures | 57,213 |
| | 23,833,739 |
| Accumulated depreciation and amortization | (15,423,047) |
| | $ 8,410,692 |

## 13. Subsequent Events

Management has evaluated all subsequent transactions and events after the date of the statement of financial condition through February 24, 2022, the date the financial statement was available to be issued and has determined that no additional items require disclosure within or adjustment to the financial statement.

KPMG

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

SEC
Mail Processing
Section

FEB 25 2022

Washington, DC
413

**Report of Independent Registered Public Accounting Firm**

The Board of Managers
FIS Brokerage & Securities Services LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7)of FIS Brokerage & Securities Services LLC (the Company) for the year ended December 31, 2021. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

KPMG

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 24, 2022